Appendix A

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
VICTORY ENERGY CORPORATION

ARTICLE I
NAME

The name of this Corporation is Victory Energy Corporation.

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada.

ARTICLE III
DIRECTORS

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which shall consist of at least threeand no more than ten Directors,which may be changed from time to time in the manner proscribed in the Company’s Bylaws.

Directors shall be elected at each annual meeting of the Shareholders, or by written consent of the Shareholders, to hold office until the next annual meeting ofShareholders.  Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor had been elected and qualified.

Directors may be removed at any time,with or without cause, in the manner provided by the laws of the State of Nevada, or by a majority vote of the Shareholders at a special meeting of Shareholders called for that purpose.

ARTICLE IV
OFFICERS

The Company shall have a president, a secretary and a treasurer, or the equivalent thereof, and it may also have one or more vice presidents, assistant secretaries and assistant treasurers, and such other Officers as may be deemed necessary.  All Officers must be natural persons and shall be selected by the Board of Directors in the manner and for the term proscribed in the Company’s Bylaws.

ARTICLE V
STOCK

The Company’s authorized 500,000,000 shares of stock, consisting of 490,000,000 shares of common stock at $0.001 par value and 10,000,000 shares of preferred stock at $0.001 par value, as well as all issued and outstanding common stock and preferred stock, is reversed split 50-to-1.  The Company’s resulting authorized stock of 10 million shares is increased to 50 million shares of stock, consisting of 47,500,000 shares of common stock at $0.001 par value and 2,500,000 shares of preferred stock at $0.001 par value.

The Board of Directors shall have the authority to determine the classes and series of any common stock or preferred stock issued by the Company and the right and preferences pertaining thereto.

The vote by which the Shareholders holding shares in the Company entitling them to exercise at least a majority of the voting power, or such greater proportion ofthe voting power as may be required in the case of a vote by classes or series, or as may be required by the provision of the Article of Incorporation have voted in favor of the amendment is 60%.

ARTICLE VI
BYLAWS

The Board of Directors shall have the authority to adopt, amend or repeal any bylaws of the Company that it deems appropriate for the management of the Company, so long as such Bylaws are not in conflict with these Amended and Restated Articles of Incorporation or the laws of the State of Nevada.

ARTICLE VII
EXCLUDED STATUTES

Nevada Revised Statutes 78.411 to 78.444 shall not apply to the Company.

/s/ Robert J. Miranda
Robert Miranda, Chief Executive Officer